ORBIS

03 FEB -3 AM 7:21

Warszaw , 2003-01-21

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SUPPL

03003487

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 1/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

82-5025

Current report no 1/2003
dated January 20, 2003

Acting pursuant to Appendix No 3 to Resolution adopted by the Orbis' Management Board on December 2, 2002, Orbis S.A. hereby informs of the dates in 2002 on which its periodical financial reports will be made available to the Polish Securities and Exchanges Commission, the SEC, and the Polish Press Agency (PAP):

Quarterly reports:

Report for the first quarter of 2003.	April 30, 2003.
Report for the second quarter of 2003.	July 31, 2003.
Report for the third quarter of 2003.	November 5, 2003.
Report for the fourth quarter of 2003.	February 12, 2004.

Quarterly CONSOLIDATED reports:

Report for the first quarter of 2003.	May 15, 2003.
Report for the second quarter of 2003.	August 14, 2003.
Report for the third quarter of 2003.	November 14, 2003.
Report for the fourth quarter of 2003.	February 27 2004.

Semi-annual report:

Report for the first 6 months of 2003	August 28, 2003.

Semi-annual CONSOLIDATED report:

Report for the first 6 months of 2003.	October 30, 2003.

Annual report:

Annual report for the year 2003.	March 30, 2004.

Annual CONSOLIDATED report:

Annual consolidated report for the year 2003.	April 30, 2004.